FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sixth Investor Conference	47
	"Telefónica España: A Winning Mindset"
	Antonio Viana-Baptista- General Manager of Telefónica España

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 11th , 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Sixth Investor Conference

Telefónica España: A Winning Mindset

Antonio Viana-Baptista
London, October 11th 2007


Spirit of
PROGRESS

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Part of this financial information is un-audited and, therefore, is subject to potential future modifications. Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

1. **A track record of strong delivery**
2. A growth environment
3. The best starting position
4. An ambitious strategy that will extend our leadership

Strong execution: consistent delivery above expectations 2004

Wireline Business

REVENUE GROWTH


+2.5%
+0.5%
+2.4%
✓

“There are strong signs that competitive and pricing **dynamics** in the Spanish Broadband market **are about to deteriorate** and erode excessive returns”

OIBDA GROWTH*


+5.0%
+2.0%
+6.1%
✓

Wireless Business

REVENUE GROWTH


>+9.0%
>+8.0%
+9.3%
✓
Annual guidance
Reported

“In our view, DSL pricing will have to come down and **this will erode margins**. We see several reasons for the deflationary environment for broadband ”

“Our **revised revenue forecasts are at the low end of guidance**”

OIBDA MARGIN


>50%
51.3%
✓
Annual guidance
Reported

* Adjusted for guidance

Initial guidance *Upgraded guidance*

Strong execution: consistent delivery above expectations 2005

Wireline Business

REVENUE GROWTH


>+4.0%
+2.0%
+0.5%
+4.6%
✓

"In our view it could be **challenging** for the company **to deliver** on such upbeat numbers"

"We expect increasing competition in broadband to eventually cause a **slowing rate of revenue growth** at TdE"

OIBDA GROWTH*


+5.0%
+2.0%
+5.1%
✓

Wireless Business

REVENUE GROWTH


>+6.0%
+7.6%
✓
Annual guidance
Reported

"We view Telefonica's **growth forecasts** for both the domestic fixed and mobile businesses as **ambitious**. We are conservative relative to company guidance"

OIBDA MARGIN


"high 40s"
46.7%
✓
Annual guidance
Reported

Initial guidance *Upgraded guidance*

* Adjusted for guidance

Strong execution: consistent delivery above expectations 2006


REVENUE GROWTH*
Wireline Business
+2.0%
+0.5%
+1.7%
✓

“I am **skeptical** about Telefonica’s **growth forecast**. I can see that its main market is suffering continued price erosions”


OIBDA GROWTH*
>+5.0%
+3.0%
+1.0%
+6.4%
✓

“Our estimates are not as aggressive as Telefonica’s guidance”

“A **pick up in ULL** declines at TdE could jeopardize performance”


REVENUE GROWTH
Wireless Business
+6.0%
+3.0%
+4.1%
✓
Annual guidance
Reported

“We **do not see growth in Spanish wireless market** and expect decline in margins towards 40%”

“TEM España **exposed to rebranding of Amena and roaming revenue cuts**”


OIBDA MARGIN
<46.7%
44.9%
✓
Annual guidance
Reported

Initial guidance *Upgraded guidance*

* Adjusted for guidance

Progressively, we get some credit for our results and the gap narrows

PERCENT


Wireline Business
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
Revenue guidance 05-09E
(May-06)
Analyst consensus for CAGR 05-09E
May-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07


Wireless Business
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Revenue guidance 05-09E
(May-06)
Analyst consensus for CAGR 05-09E
May-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07

"2Q07 should definitely eliminate doubts for those skeptics about TEF´s ability to meet guidance. **Catastrophist scenarios about the domestic market are being confronted with a very different reality**"

"Although we expected a strong performance again from Spain, the **results even outperformed our high expectations**"

"2Q07 results **demonstrate to us that fears of a material step up in domestic competition are currently unfounded**"

Source: Telefónica, Analyst Consensus

This year, we are even more confident about our future performance

CAGR 05-09E

	REVENUE	OIBDA
Wireline	+0.5%/+2.0%	+3.0%/+6.0%
Wireless	+3.0%/+5.0%	+0.0%/+2.0%

	REVENUE	OIBDA
Telefónica España*	+1.5%/+3.0%	+1.5%/+4.0%

* Implicit 05-09E proforma guidance

CAGR 06-10E

	REVENUE	OIBDA
Telefónica España	+2.0%/+3.5%	+3.0%/+6.0%

WE CONTINUE TO INCREASE OUR LEVEL OF AMBITION

- Base 2006 figures for T. España Wireline include six months of Ibertanda
- In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007E-2010E. Personnel Restructuring (€980 m in 2006) and Real State Programs (€94 m in 2006) are included as operating revenues/expenses. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.
- CAGR 06-10E guidance excludes changes in consolidation

Telefónica España ...

1. A track record of strong delivery
2. **A growth environment**
3. The best starting position
4. An ambitious strategy that will extend our leadership

Our market offers significant growth opportunities...


Target market revenues (€ in billions)
CAGR 06-10E
+6%/+7%
29.8
Adjacent Businesses
3.1
Retail Fixed Communications
13.3
Retail Mobile Communications
13.4
+10%/+15%
+2%/4%
+6%/+8%
FY2006
FY2010E

Target market: telephony, broadband, Pay TV, target IT areas (includes CPD outsourcing, LAN and Workstations management, Security, Contact Centers, Relationship Solutions, Digital Asset Management, GIS), Online Advertisement, Online contents and Digital Home
Source: Telefónica

...and we are leaders in a healthy competitive environment

Revenue Market Share (%). FY2006


Rest of players
12
5
10
16
57
orange
vodafone
Telefónica
Fixed 79%
Mobile 50%
BB 59%

Retail revenues from fixed and mobile telephony, Internet, Pay TV and Corporate Communications
Source: CMT, companies press releases, Telefónica

- 3 major nationwide competitors
- Other players, including new entrants, with limited nationwide impact

Evolution of Telefónica's Access Market Share


BB
Mobile
Pay TV
60%
55%
50%
45%
10%
5%
0%
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
MVNOs
New IPTV players

Source: CMT, companies press releases, Telefónica

- We maintain our competitive position in the traditional business
- We keep increasing market share on new businesses (Pay TV)

No regulatory free ride

Spanish regulatory conditions are comparable to that in other European countries...

- **Decreasing roaming prices** identical to other European markets, in a roaming-in country
- **Mobile termination** regime equivalent to European countries: €7 cents/min by Q2 09
- Obligation to **identify new and existing prepaid users** in the near future

...and in several topics are even more severe

- Capacity based **fixed line interconnection prices**, leading to the lowest effective price per minute in Europe

Rates for single transit, peak hour (€ cents)



0.90
0.48
European average
Spain

- **Demanding conditions for LL access (prices, supply deadlines and penalties)**

FULL monthly rates. € (*)



16.3
12.6
European average
Spain

- Wide range of **universal service obligations, financed** solely by **Telefónica**

* Includes connection and monthly fees

Source: Telefónica and latest available official information

Our regulatory environment going forward is now more predictable

SEVERAL KEY ISSUES DEFINED FOR THE NEXT 2-3 YEAR PERIOD…

- Markets definition (2009)
- Wireline monthly fee (2009)
- Mobile termination rates framework (2009)
- International roaming voice prices (2010)

SOME NEW AREAS…

- Access to FTTX Networks
- Spectrum management policy
- DVBH

Spain will maintain a positive macro environment

Positive macro environment...

CAGR 06-10E

	Spain	Euro zone
GDP: +€119bn	+2.9%	+2.2%
Private consumption: +€66bn	+2.8%	+1.8%
Population: +1.5m people	+0.9%	+0.2%

Source: "Consensus Forecast" for GDP and private consumption; INE and Eurostat for population

... and market trends

- Increasing demand for telecommunication services
  - New users
  - Room to increase adoption rates
- Business opportunity beyond connectivity

Telefónica España ...

1. A track record of strong delivery
2. A growth environment
3. **The best starting position**
4. An ambitious strategy that will extend our leadership

We are in the best starting position to capture this growth

THE BROADEST AND DEEPEST RELATIONSHIPS

THE MOST SATISFIED CUSTOMERS

THE STRONGEST COMMERCIAL REACH

A REFERENCE IN EFFICIENCY

The broadest and deepest customer relationships

The broadest …

> 45 million accesses

… the deepest …

- >35% exclusivity in Households
- >50% exclusivity in SMEs and SOHO
- >70% exclusivity in Corporate

… with the best customers

Market share (FY2006)



Fixed Broadband
59%
56%
Share of revenues
Share of accesses
Mobile
50%
46%
Share of revenues
Share of accesses

Source: CMT, Telefónica, companies press releases

We have the most satisfied customers

Wireline

Global satisfaction index (Q2 07) Residential; TV and Broadband customers


6.99
6.85
Telefónica

"Best ISP"

Wireless

Global satisfaction index (Q2 07)


6.71
6.49
6.21
vodafone
orange

Lowest churn

The strength of our networks and operations allow us to offer the best customer experience

Source: Asociación Internautas feb-07; Telefónica; CFI

The strongest commercial reach with outstanding growth opportunities



>7,300 points of sale

... >4 million customers/month

... more than twice the number of exclusive points than any other competitor



>2,600 sales force for Corporate and SMEs

... >80,000 interactions/month



≈10,000 call center positions

... 13.5 million contacts/month



Online channels

... >15 million visits/month

We are a reference in efficiency

>1/3 reduction in wireline business workforce in Dec.02-Dec.07E:

- **Redundancy plan** (ERE)
- Application of **"lean operations"** to all business processes

Employees (wireline) Dec-06



64,109
In 1997
32,397
55,705
82,000
86,315
99,902
Telefónica
TELECOM
BT
T

Increase in Accesses per Employee (wireline)

(Dec.07E/Dec.02)



Telefónica
+40%
+70%
Accesses/equivalent employee*
Accesses/employee

Source: ML European Broadband Matrix Q207, Telefónica

* Includes own workforce and outsourced employees

Telefónica España ...

1. A track record of strong delivery
2. A growth environment
3. The best starting position
4. **An ambitious strategy that will extend our leadership**

Our winning mindset is our key value driver



Lead the mobile space



Lead the broadband business



Lead the growth in entertainment



Lead the Corporate business


More customers
More revenue/ customer
REVENUE GROWTH
Controlled churn

We will lead the rapid growth of the mobile data business

MOBILE SPACE

Strong data adoption and usage ...

Mobile BB/laptops (market)



20%
>70%
Dec-06
Dec-10E

- **New services:**
  - Applications on the move
  - Access to leading services from mobile
  - Speed and ease of use

... supported by commercially oriented roll-out of 3G networks

3G roll-out

- 80% population coverage with HSDPA by 2010E

3G handsets/customer base

- Progressive upgrade of handset base



5%
9%
>70%
Dec-06
Jun-07
Dec-10E

Data ARPU /ARPU



14%
20%-25%
44%
≈80%
2006
2010E

Non P2P SMS data revenue/data revenue

We will keep enhancing our services

MOBILE SPACE

P2P communications

- **Enhanced messaging (SMS 2.0)**
- Fulfilling **group communication** and **mobile-PC** communication **needs**



Browsing & Connectivity

- **Easing browsing** system
- **New partnerships (GYM)**
- **Open access navigation**
- Extending **mail services to** residential business
- Enhanced **handset navigation capabilities**



Multimedia

- **Strengthening content** offer based on communities
- **Enhanced TV offering**

New businesses

- **Advertising:** 1st Spanish mobile portal to include advertising
- **M- commerce**
- **Betting …**





We will lead the mobile voice business

MOBILE SPACE

More customers

Mobile penetration (market)


Including M2M
104%
107%
~135%
103%
105%
~120%
Dec-06
Jun-07
Dec-10E

- Proactive customer acquisition focused on value
- Maintain a "Best in class" churn rate

More voice usage

- Expanding MoU through innovative pricing schemes leveraging community effect

Outgoing MOU (H107/H106)


+4.0%
+4.8%
Reported
Excluding M2M

Mobile customers Millions


CAGR 06-10E
+5%/+6%
21.5
Dec-06
Dec-10E
1%
10-14%
%M2M

Outgoing traffic Bn minutes


>+8%
27.7
2006
2010E

Our actions are yielding good results

Mobile Data


Nueva Tarifa Diaria
Internet Móvil
Conéctate donde quieras por sólo 1 euro al día
Y si no te conectas, no pagas.
1€/día hasta 10 MB.
SÓLO PARA CONTRATO

Outgoing ARPU Data Growth


8.6%
1.5%
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07

Increase in data usage in Q2 07:
x7 year-on-year
x2 quarter-on-quarter

Mobile voice


NUEVA TARIFA MOVISTAR
3 cént./ min.


Nuevo Contrato Autónomos
movistar y fijos.

Postpaid net adds. Jun.07/Jun.06. Thousands


408
349
43
390
309
157
Q206
Q306
Q406
Q107
Q207
1,526
1,356
472
vodafone
orange
Last 12M

Source: Telefónica, companies' press releases

New services and enhanced functionalities in Q4 07

e-Mail for the mass market

- **Blackberry service** for 5€/month
- **"Mail Express"** for 2€/month





More functionalities

- 1st player in the world to launch:
  - **Smartphone Blackberry 8120**: convergence in access (WiFi/GPRS) and services (multimedia applications and e- mail)
  - **BlackBerry Unite:** downloads of content from a BlackBerry smartphone to a PC

New devices for laptops connectivity

- **Sony-Vaio** laptops **with embedded exclusive 3.5G modules**
- 1st player in the world to launch Novaltel's **HSUPA modem**





Enhanced TV offering

- From 26 to 42 TV channels
- Agreements with key players: FOX, CNN, Paramount Comedy, Cartoon Networks...



Increased demand for broadband

Average bandwidth 2010E: 10x vs. 2006



0.2 Mbps IP Telephony 0.2 Mbps
1 Mbps Videotelephony 1 Mbps
4 Mbps Videoconference 4 Mbps
0.5 Mbps Online Games 1 Mbps
0.7 Mbps 3DTV 16 Mbps
2 Mbps Mobile 7 Mbps
5 Mbps BB Internet 10 Mbps
10 Mbps Peer to Peer 20 Mbps
0.32 Mbps SDTV 4 Mbps
0.5 Mbps HDTV 12 Mbps

Total communications traffic in Spain*

Thousands Terabytes



x 7
x 9
300
2,200
18,000
2000
2006
2010E

* Telefónica estimates

We will lead the massive adoption of broadband connectivity services

BROADBAND

Massive use of fixed Broadband

BB Market Million accesses



11.0-12.0
6.7
Dec-06
Dec-10E

- From 42% to 75% BB penetration in households with fixed access

BB customers Millions Telefónica



6.1-6.8
3.7
Dec-06
Dec-10E

Retail BB Market share: 56% (Dec-06); 53%-57% (Dec-10E)

Market-driven fiber deployment

Wireline BB Coverage % loops Telefónica

- Selective deployment by zone

~€1bn capex 2007-2010E



54
>80
0
>40
0
≈25
Dec-06
Dec-10E
Dec-06
Dec-10E
Dec-06
Dec-10E
10 Mb
30 Mb
100 Mb

Sustaining BB revenue per access

- Enhanced speeds
- Higher contribution from VAS (Imagenio, security, maintenance…): **≈30% of BB ARPU in 2010E vs. 16% in 2006**



We are using micro marketing to deploy fiber

Example: Madrid

ILLUSTRATIVE

BROADBAND





Broadband growth will be sustained by a unique performance in the traditional business

BROADBAND

Differential profile compared to other European operators

Expected Access trend

Million users


CAGR 06-10E
+0.5%/+1.5%
Total market
19.3
3.4
Telefónica
15.9
<-2%
Dec-06
Dec-10E

- Growth in households
- Increased penetration of bundles Telefónica
  - ≈95% BB customers with bundles by Dec-10E (71% in Dec-06)
  - >65% SMEs with workstations by Dec-10E (4% in Dec-06)

Source: Telefónica

Lost fixed accesses

Jun.07/Jun.06


-1%
-5%
-6%
-7%
-9%
Telefónica
BT
T
TELECOM

Source: Telefónica, companies' press releases

Entertainment: A new digital TV in Q4 07

ENTERTAINMENT

Enhanced functionalities and new content

PAST TV

- **Access to most of the content** of the 4 leading TV channels in Spain **broadcasted during the last week**

SHIFT TV

- **Capability to pause live TV channels**



PVR

- **Rewind TV**
- **Instant recorder**
- **Personal recorder**

Enriched content

- **From 120 to 160 channels**
- **New thematic packages (immigrants, children ...)**
- **Prescreening of series**
- **Soccer summaries**
- **New theatrical releases**



Entertainment: the consumer as the decision maker

Entertainment value proposition

Today
- Real video on demand
- Most flexible Pay TV offer in the market
- EPG
- T- commerce

Q4 07
- Past TV
- Shift TV
- PVR:
  - Rewind TV
  - Instant recorder
  - Personal recorder
- New content

Q3 08E
- HDTV
- Multiroom
- Advanced EPG
- Advanced PVR
- Photo and video sharing
- Interactive advertising

To be developed
- Imagenio on the move
- Advanced T-commerce
- Other advanced functionalities


Imagenio

This will support the growth of the Pay TV market

ENTERTAINMENT

We are driving the growth of Pay TV market…	…and new functionalities will boost the growth

Pay TV Market growth



Total market
Areas with Imagenio coverage
>20%
>8%
Jun.07/Jun.06

- Commercialization in bundles
- Continuous learning to improve customer experience

Imagenio customers Millions



Additional growth potential leveraging new functionalities
1.2-1.4
1.0
0.4
Dec-06
Dec-10E

We will continue to successfully execute our strategy in SMEs with *'Respuesta Empresarios'* and *' Puestos de Trabajo'*

Our value proposition responds to the market demands


respuestaempresarios.com
La respuesta a la medida de cada puesto de trabajo.

'All your ITC needs under a monthly fee: advice, sale, installation, maintenance, management and renewal'

- Convergent, fully 'on the move' workstations:
  - multidevice
  - multiaccess
  - multiplatform

Number of Workstations Thousand


>3,000
850
220
Dec-06
Jun-07
Dec-10E

>65% of our customers with workstations by Dec-10E

We will leverage our unique position to offer an integrated approach to Corporate clients

CORPORATE

INTEGRATED APPROACH

Single point of contact

- Unique commercial teams
- Unified customer care, support and engineering

Integrated F+M+IT offer

- Integrated services to enhance customers' productivity and take advantage of new business opportunities

Industry oriented

- Public Sector
- Financial institutions
- Industry, Distribution & Services
- Technology & Mobility

FOCUSED APPROACH ON IT AREAS

CPD outsourcing
- Managed Hosting & Business Recovery Services
- Hosting Virtualization

LAN & Workstations Mgmt
- LAN & Workstation management

Security
- Security operating center

Contact Centers
- Contact center on demand

Relationship Solutions
- e-billing
- Net centric e-government

Digital Asset Mgmt
- Dynamic marketing
- Video-surveillance

Geographic Info. Systems
- Geomarketing

All this will further enhance our market leadership ...

Market	Dec-06		Dec-10E
Fixed BB penetration per household with fixed line	42%	→	≈ 75%
Mobile BB penetration per laptop	20%	→	>70%
Telefónica España			
3G handsets over customer base	5%	→	>70%
Loops 100Mb	-	→	25%
HSDPA population coverage	25%	→	80%

… and it will radically transform our revenue profile

Telefónica España revenue structure


CAGR 06-10E
+2.0%/+3.5%
€15.7bn
€19.8bn
Fixed and mobile data
Mobile and fixed voice and access
Wholesale and other*
11%
69%
19%
20%
62%
18%
30%-32%
52%-55%
14%-16%
FY2002
FY2006
FY2010E
Capturing the full potential of BB and wireless data

* Includes Wholesale, Interconnection, consolidation adjustments and others (Group companies, handsets, others)

We will also increase our efficiency and effectiveness



Lead the mobile space



Lead the broadband business



Lead the growth in entertainment



Lead the Corporate business

+

Make the best use of our resources

- Leverage Integration
- New operating model

We are leveraging integration to better serve our customers and to be more efficient…

- **Full integration of key functions:** single management team
- **Full integration of IT and operations** to capture synergies and develop common platforms under a new operating model
- **Full integration in Corporate business**
- **Integrated stores**
- In **Residential and SMEs**, convergent market research, cross selling and convergent P&S


…while maintaining our commercial focus

We are developing a new operating model

Objectives

- Put customer needs first
- More resources in commercial areas
- Cost structure adapted to business evolution

Actions

- Externalize non-core activities
- Capture fixed-mobile integration synergies
- Leverage new technologies focusing on quality and efficiency
- Excellence in end-to-end processes

Results

~€130 million savings from network upgrade (common servers, single IP network, shared mobile infrastructure, etc.)

OpEx/access ex-commercial costs


CAGR 06-10E
100%
-2%/-4%
FY2006
FY2010E

We are transforming our networks and IT to further enhance efficiency and meet customer needs


€9.2–9.7bn
~50%
~30%
~10%-15%
~5%-10%
Total CapEx 2007-2010E
Network
Commercial & Customer-driven investments
IT Systems
Other
Access network transformation
~ €1.0bn in FTTx
€1.3bn in UMTS/HSXPA
Transformation of aggregation, transport & IP networks
Etc.
Customer premises equipment
Provisioning & customer care
Wholesale services
Tailor-made customer projects
Etc.

This will lead us to a unique growth profile

(€ in millions)

	TELEFONICA ESPAÑA		
	FY2006 (1)	FY2006 (Adj.) (2)	CAGR 06-10E (3)
REVENUES	19,750	19,750	+2.0%/+3.5%
OIBDA	8,647	8,634	+3.0%/+6.0%
CAPEX	2,293	2,293	€9.2-9.7bn Cum (07E-10E)

1) Base 2006 figures for T. España Wireline include six months of Iberbanda

2) In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007E-2010E. Personnel Restructuring (€980 m in 2006) and Real State Programs (€94 m in 2006) are included as operating revenues/expenses. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real State Efficiency Plan

3) CAGR 06-10E guidance excludes changes in consolidation

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